SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-14464

Azteca Holdings, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V. (Registrant)

Date: November 22, 2004

	By:	/s/ Luis Ontiveros
	Name:	Luis Ontiveros
	Title:	Attorney-in-fact

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

AZTECA

HOLDINGS

AZTECA HOLDINGS TO PREPAY US$69 MILLION OF ITS

US$129 MILLION 12 ½% SENIOR SECURED NOTES DUE 2005

—Azteca Holdings Reduces Debt by US$113 Million since July 2003—

FOR IMMEDIATE RELEASE

Mexico City, November 22, 2004—Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced today that it will prepay on December 22, 2004, US$69 million of principal on its US$129 million 12 ½% senior note due June 15, 2005. The 2005 senior secured notes are callable at par.

Azteca Holdings, the owner of 56.6% of the capital stock of TV Azteca will receive approximately US$73 million from an upcoming US$130 million distribution to shareholders to be made by TV Azteca, as part of an ongoing plan for cash disbursements. The company will use the proceeds to reduce the balance of its indebtedness and to make interest payments on its outstanding debt.

By means of the US$69 million prepayment, Azteca Holdings expects to save approximately US$4 million in interest expense that would otherwise accrue on the senior secured notes to be redeemed, until final maturity.

The prepayment adds to prior debt amortizations made by Azteca Holdings since July 2003 of US$44 million, which together with the newly announced prepayment, will reduce the company’s total debt by an aggregate amount of US$113 million, from US$279 million to US$166 million.

TV Azteca’s board of directors has approved cash disbursements to shareholders for another US$80 million during 2005 under its ongoing distributions plan. Azteca Holdings expects to use its corresponding portion of the proceeds to continue decreasing outstanding debt, further strengthening its capital structure and reducing interest expense.

Company Profile

Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is 56.6% of the capital stock of TV Azteca, S.A. de C.V.

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca’s affiliates include Azteca America, operator of a broadcast television network focused on the rapidly growing United States Hispanic market; and Todito.com, operator of an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Azteca Holdings are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Contact: Hector Romero

hromero@gruposalinas.com.mx

(5255) 1720-0060

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